# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TELEPHONE & DATA SYSTEMS INC /DE/, CIK 0001051512
CUSIP: 879433787
Title of class of securities: Depository Shares each representing a 1/1000th interest in a share of 6.625% Series UU Cumulative Redeemable Perpetual Preferred Stock, $.01 par value
Address of issuer's principal executive offices: 30 NORTH LASALLE STREET, STE 4000, CHICAGO, Illinois (IL), 60602
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001539041

## Reporting persons
- PICTON MAHONEY ASSET MANAGEMENT: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,880,616; shared voting power 0; sole dispositive power 1,880,616; shared dispositive power 0; aggregate amount beneficially owned 1,880,616 (11.2% of the class)
  Comment: Based upon Bloomberg 16,800,000 Outstanding Shares as of June 30, 2026.

## Item 1. Issuer
Name of issuer: TELEPHONE & DATA SYSTEMS INC /DE/
Address of issuer's principal executive offices: 30 NORTH LASALLE STREET, STE 4000, CHICAGO, ILLINOIS, 60602

## Item 2. Person Filing
Name of person filing: Picton Mahoney Asset Management
Address of principal business office or, if none, residence: 33 Yonge Street #320
Citizenship: CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Fund Manager

## Item 4. Ownership
Amount beneficially owned: 1880616
Percent of class: 11.19
Sole power to vote or to direct the vote: 1880616
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1880616
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Fund Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- PICTON MAHONEY ASSET MANAGEMENT: Ahsan Ahmed, Chief Compliance Officer (08/11/2026)